NOTICE OF RULE 12 B-1 FEE WAIVER

Prudential Sector Funds, Inc.
Prudential Jennison Utility Fund
Prudential Financial Services Fund
Prudential Jennison Health Sciences Fund

Class R Shares

     THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of December 1, 2011, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the principal underwriter of Prudential Sector Funds, Inc. an open-end management investment company, and its series: Prudential Jennison Utility Fund, Prudential Financial Services Fund, and Prudential Jennison Health Sciences Fund (the Funds).

     WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class R shares of the Funds (Rule 12b-1 fees); and

     WHEREAS, PIMS understands and intends that the Funds will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Funds to do so; and

WHEREAS, shareholders of the Funds will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

     NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees incurred by Class R shares of each Fund to .50 of 1% of the average daily net assets of each Fund. This contractual waiver shall be effective from the date hereof until March 31, 2013.

     IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By: /s/ Scott Benjamin

Name: Scott Benjamin
Title: Executive Vice President